================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 22)
                           ---------------------------
                           REGENCY CENTERS CORPORATION
                      (FORMERLY REGENCY REALTY CORPORATION)
                                (Name of Issuer)

 COMMON STOCK, PAR VALUE $0.01 PER SHARE                758849 10 3
     (Title of class of securities)                    (CUSIP number)

                             BRIAN T. MCANANEY, ESQ.
                      GENERAL ELECTRIC CAPITAL CORPORATION
                               260 LONG RIDGE ROAD
                           STAMFORD, CONNECTICUT 06927
                                 (203) 357-4000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                DECEMBER 15, 2003
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)
                         (Continued on following pages)
                              (Page 1 of 15 pages)

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                                       1

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CUSIP number     758849 10 3                    13D           Page 2 of 15 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1           NAME OF REPORTING PERSON:                 SECURITY CAPITAL GROUP
                                                          INCORPORATED

                S.S. OR I.R.S. IDENTIFICATION NO.         36-3692698
                OF ABOVE PERSON:
--------------------------------------------------------------------------------
    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
    3           SEC USE ONLY

--------------------------------------------------------------------------------
    4           SOURCE OF FUNDS:               BK, OO

--------------------------------------------------------------------------------
    5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    [  ]
                PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
    6           CITIZENSHIP OR PLACE OF ORGANIZATION:     MARYLAND

--------------------------------------------------------------------------------
     NUMBER OF             7     SOLE VOTING POWER:             0
      SHARES
                        --------------------------------------------------------
   BENEFICIALLY            8     SHARED VOTING POWER:           0
     OWNED BY
                        --------------------------------------------------------
       EACH                9     SOLE DISPOSITIVE POWER:        0
     REPORTING
                        --------------------------------------------------------
    PERSON WITH           10     SHARED DISPOSITIVE POWER:      0

--------------------------------------------------------------------------------
    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY          0
                REPORTING PERSON:

--------------------------------------------------------------------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [  ]
                CERTAIN SHARES:

--------------------------------------------------------------------------------
    13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0.0%

--------------------------------------------------------------------------------
    14          TYPE OF REPORTING PERSON:                 CO

--------------------------------------------------------------------------------

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CUSIP number     758849 10 3                    13D           Page 3 of 15 Pages
--------------------------------------------------------------------------------

    1           NAME OF REPORTING PERSON:                SC CAPITAL INCORPORATED

                S.S. OR I.R.S. IDENTIFICATION NO.              74-2985638
                OF ABOVE PERSON:
--------------------------------------------------------------------------------
    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
    3           SEC USE ONLY

--------------------------------------------------------------------------------
    4           SOURCE OF FUNDS:               BK, OO

--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
    6           CITIZENSHIP OR PLACE OF                  NEVADA
                ORGANIZATION:
--------------------------------------------------------------------------------
      NUMBER OF             7     SOLE VOTING POWER:            0
       SHARES
                          ------------------------------------------------------
    BENEFICIALLY            8     SHARED VOTING POWER:          0
      OWNED BY
                          ------------------------------------------------------
        EACH                9     SOLE DISPOSITIVE POWER:       0
      REPORTING
                          ------------------------------------------------------
     PERSON WITH           10     SHARED DISPOSITIVE POWER:     0

--------------------------------------------------------------------------------
    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY          0
                REPORTING PERSON:

--------------------------------------------------------------------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [  ]
                CERTAIN SHARES:

--------------------------------------------------------------------------------
    13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    0.0%

--------------------------------------------------------------------------------
    14          TYPE OF REPORTING PERSON:            CO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP number     758849 10 3                    13D           Page 4 of 15 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1           NAME OF REPORTING PERSON:                 SC REALTY INCORPORATED

                S.S. OR I.R.S. IDENTIFICATION NO.                88-0330184
                OF ABOVE PERSON:
--------------------------------------------------------------------------------
    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
    3           SEC USE ONLY

--------------------------------------------------------------------------------
    4           SOURCE OF FUNDS:       BK, OO

--------------------------------------------------------------------------------
    5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    [  ]
                PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
    6           CITIZENSHIP OR PLACE OF ORGANIZATION:     NEVADA

--------------------------------------------------------------------------------
      NUMBER OF             7     SOLE VOTING POWER:             0
       SHARES
                          ------------------------------------------------------
    BENEFICIALLY            8     SHARED VOTING POWER:           0
      OWNED BY
                          ------------------------------------------------------
        EACH                9     SOLE DISPOSITIVE POWER:        0
      REPORTING
                          ------------------------------------------------------
     PERSON WITH           10     SHARED DISPOSITIVE POWER:      0

--------------------------------------------------------------------------------
    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY           0
                REPORTING PERSON:

--------------------------------------------------------------------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [  ]
                CERTAIN SHARES:

--------------------------------------------------------------------------------
    13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    0.0%

--------------------------------------------------------------------------------
    14          TYPE OF REPORTING PERSON:           CO

--------------------------------------------------------------------------------

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CUSIP number     758849 10 3                    13D           Page 5 of 15 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1           NAME OF REPORTING PERSON:            SECURITY CAPITAL OPERATIONS
                                                     INCORPORATED

                S.S. OR I.R.S. IDENTIFICATION NO.             52-2146697
                OF ABOVE PERSON:
--------------------------------------------------------------------------------
    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
    3           SEC USE ONLY

--------------------------------------------------------------------------------
    4           SOURCE OF FUNDS:               BK, OO

--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
    6           CITIZENSHIP OR PLACE OF              MARYLAND
                ORGANIZATION:

--------------------------------------------------------------------------------
      NUMBER OF             7     SOLE VOTING POWER:          0
       SHARES
                          ------------------------------------------------------
    BENEFICIALLY            8     SHARED VOTING POWER:        0
      OWNED BY
                          ------------------------------------------------------
        EACH                9     SOLE DISPOSITIVE POWER:     0
      REPORTING
                          ------------------------------------------------------
     PERSON WITH           10     SHARED DISPOSITIVE POWER:   0

--------------------------------------------------------------------------------
    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY        0
                REPORTING PERSON:

--------------------------------------------------------------------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [  ]
                CERTAIN SHARES:

--------------------------------------------------------------------------------
    13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0.0%

--------------------------------------------------------------------------------
    14          TYPE OF REPORTING PERSON:          CO

--------------------------------------------------------------------------------

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CUSIP number     758849 10 3                    13D           Page 6 of 15 Pages
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    1           NAME OF REPORTING PERSON:         SECURITY CAPITAL SHOPPING MALL
                                                  BUSINESS TRUST

                S.S. OR I.R.S. IDENTIFICATION NO.             74-2869169
                OF ABOVE PERSON:
--------------------------------------------------------------------------------
    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
    3           SEC USE ONLY

--------------------------------------------------------------------------------
    4           SOURCE OF FUNDS:               BK, OO

--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
    6           CITIZENSHIP OR PLACE OF           MARYLAND
                ORGANIZATION:

--------------------------------------------------------------------------------
      NUMBER OF             7     SOLE VOTING POWER:          0
       SHARES
                          ------------------------------------------------------
    BENEFICIALLY            8     SHARED VOTING POWER:        0
      OWNED BY
                          ------------------------------------------------------
        EACH                9     SOLE DISPOSITIVE POWER:     0
      REPORTING
                          ------------------------------------------------------
     PERSON WITH           10     SHARED DISPOSITIVE POWER:   0

--------------------------------------------------------------------------------
    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY        0
                REPORTING PERSON:

--------------------------------------------------------------------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [  ]
                CERTAIN SHARES:

--------------------------------------------------------------------------------
    13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0.0%

--------------------------------------------------------------------------------
    14          TYPE OF REPORTING PERSON:          CO

--------------------------------------------------------------------------------

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CUSIP number     758849 10 3                    13D           Page 7 of 15 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON:          GE CAPITAL INTERNATIONAL HOLDINGS
                                               CORPORATION

            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON:
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS:               BK, OO

--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [  ]
            PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF            DELAWARE
            ORGANIZATION:

--------------------------------------------------------------------------------
      NUMBER OF             7     SOLE VOTING POWER:          0
       SHARES
                          ------------------------------------------------------
    BENEFICIALLY            8     SHARED VOTING POWER:        0
      OWNED BY
                          ------------------------------------------------------
        EACH                9     SOLE DISPOSITIVE POWER:     0
      REPORTING
                          ------------------------------------------------------
     PERSON WITH           10     SHARED DISPOSITIVE POWER:   0

--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY            0
            REPORTING PERSON:

--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [  ]
            CERTAIN SHARES:

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):       0.0%

--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON:              CO

--------------------------------------------------------------------------------

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CUSIP number     758849 10 3                    13D           Page 8 of 15 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1           NAME OF REPORTING PERSON:               GENERAL ELECTRIC CAPITAL
                                                        CORPORATION

                S.S. OR I.R.S. IDENTIFICATION NOS.
                OF ABOVE PERSONS:
--------------------------------------------------------------------------------
    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
    3           SEC USE ONLY

--------------------------------------------------------------------------------
    4           SOURCE OF FUNDS:               BK, OO

--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
    6           CITIZENSHIP OR PLACE OF                 DELAWARE
                ORGANIZATION:

--------------------------------------------------------------------------------
      NUMBER OF             7     SOLE VOTING POWER:          0
       SHARES
                          ------------------------------------------------------
    BENEFICIALLY            8     SHARED VOTING POWER:        0
      OWNED BY
                          ------------------------------------------------------
        EACH                9     SOLE DISPOSITIVE POWER:     0
      REPORTING
                          ------------------------------------------------------
     PERSON WITH           10     SHARED DISPOSITIVE POWER:   0

--------------------------------------------------------------------------------
    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY        0
                REPORTING PERSON:

--------------------------------------------------------------------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [  ]
                CERTAIN SHARES:

--------------------------------------------------------------------------------
    13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0.0%

--------------------------------------------------------------------------------
    14          TYPE OF REPORTING PERSON:          CO

--------------------------------------------------------------------------------

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CUSIP number     758849 10 3                    13D           Page 9 of 15 Pages
--------------------------------------------------------------------------------

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    1      NAME OF REPORTING PERSON:           GENRAL ELECTRIC CAPITAL SERVICES,
                                               INC.

           S.S. OR I.R.S. IDENTIFICATION NOS.
           OF ABOVE PERSONS:
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS:               NOT APPLICABLE

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [  ]
           PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF             DELAWARE
           ORGANIZATION:

--------------------------------------------------------------------------------
      NUMBER OF             7     SOLE VOTING POWER:          0
       SHARES
                          ------------------------------------------------------
    BENEFICIALLY            8     SHARED VOTING POWER:        0
      OWNED BY
                          ------------------------------------------------------
        EACH                9     SOLE DISPOSITIVE POWER:     0
      REPORTING
                          ------------------------------------------------------
     PERSON WITH           10     SHARED DISPOSITIVE POWER:   0

--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY             0
           REPORTING PERSON:

--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           [  ]
           CERTAIN SHARES:

--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):        0.0%

--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON:               CO

--------------------------------------------------------------------------------

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CUSIP number     758849 10 3                    13D          Page 10 of 15 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1           NAME OF REPORTING PERSON:               GENERAL ELECTRIC COMPANY

                S.S. OR I.R.S. IDENTIFICATION NOS.
                OF ABOVE PERSONS:
--------------------------------------------------------------------------------
    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
    3           SEC USE ONLY

--------------------------------------------------------------------------------
    4           SOURCE OF FUNDS:               NOT APPLICABLE

--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
    6           CITIZENSHIP OR PLACE OF                 NEW YORK
                ORGANIZATION:

--------------------------------------------------------------------------------
      NUMBER OF             7     SOLE VOTING POWER:          0
       SHARES
                          ------------------------------------------------------
    BENEFICIALLY            8     SHARED VOTING POWER:        0
      OWNED BY
                          ------------------------------------------------------
        EACH                9     SOLE DISPOSITIVE POWER:     0
      REPORTING
                          ------------------------------------------------------
     PERSON WITH           10     SHARED DISPOSITIVE POWER:   0

--------------------------------------------------------------------------------
    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY        0
                REPORTING PERSON:

--------------------------------------------------------------------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [  ]
                CERTAIN SHARES:

--------------------------------------------------------------------------------
    13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0.0%

--------------------------------------------------------------------------------
    14          TYPE OF REPORTING PERSON:          CO

--------------------------------------------------------------------------------

         This Amendment No. 22 ("Amendment No. 22") is filed by Security Capital Group Incorporated, a Maryland corporation ("Security Capital Group"), SC Capital Incorporated, a Nevada corporation ("SC Capital") and a wholly owned subsidiary of Security Capital Group, SC Realty Incorporated, a Nevada corporation ("SC-Realty") and a wholly owned subsidiary of SC Capital, Security Capital Operations Incorporated, a Maryland corporation ("Operations") and a wholly owned subsidiary of SC-Realty, Security Capital Shopping Mall Business Trust, a Maryland real estate investment trust and a subsidiary of Operations (f/k/a Midwest Mixed-Use Realty Investors Trust) ("SC Shopping Mall Business Trust" and, together with Security Capital Group, "Security Capital"), General Electric Company, a New York corporation ("GE"), General Electric Capital Services, Inc., a Delaware corporation ("GECS") and a wholly owned subsidiary of GE, General Electric Capital Corporation, a Delaware corporation ("GECC") and a wholly owned subsidiary of GECS, and GE Capital International Holdings Corporation, a Delaware corporation ("GE Holdings" and, together with GE, GECS, GECC, Security Capital Group, SC Capital, SC-Realty, Operations and SC Shopping Mall Business Trust, the "Reporting Persons") and a wholly owned subsidiary of GECC and the parent corporation of Security Capital Group.

         This Amendment No. 22 amends the Schedule 13D originally filed by Security Capital U.S. Realty and Security Capital Holdings S.A. on June 21, 1996 (as previously amended, the "Schedule 13D"). This Amendment No. 22 relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Regency Centers Corporation, a Florida corporation (f/k/a Regency Realty Corporation) ("Regency"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule 13D, as amended.

Item 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended and supplemented as follows:

         As previously reported, on June 18, 2003, Security Capital entered into forward sales transactions with respect to 20,000,000 shares of Common Stock, representing all of the shares of Common Stock held of record by SC Shopping Mall Business Trust. Those forward sales contracts became effective on June 24, 2003. As previously reported, on September 25, 2003, Security Capital settled under its forward contract with Merrill Lynch International (the "ML Forward Contract"). In accordance with the terms of the ML Forward Contract, Security Capital delivered 3,906,667 shares of Common Stock, representing all of the shares of Common Stock subject to the ML Forward Contract, to Merrill Lynch International in exchange for a cash payment of approximately $30.68 per share (which is equal to $31.1355 per share of Common Stock, plus interest and minus the amount of dividends paid on the Common Stock with record dates between June 18, 2003 and the settlement date (plus interest on those dividends)). As previously reported, on September 26, 2003, Security Capital settled under its previously reported forward contract with Wachovia Bank, National Association (the "Wachovia Forward Contract"). In accordance with the terms of the Wachovia Forward Contract, Security Capital delivered 3,906,666 shares of Common Stock, representing all of the shares of

Common Stock subject to the Wachovia Forward Contract, to Wachovia Bank, National Association in exchange for a cash payment of approximately $30.68 per share (which is equal to $31.1355 per share of Common Stock, plus interest and minus the amount of dividends paid on the Common Stock with record dates between June 18, 2003 and the settlement date (plus interest on those dividends)).

         On December 15, 2003, Security Capital settled under its previously reported forward contract with Citibank, N.A. (the "Citibank Forward Contract"). In accordance with the terms of the Citibank Forward Contract, Security Capital delivered 4,080,000 shares of Common Stock, representing all of the shares of Common Stock subject to the Citibank Forward Contract, to Citibank, N.A. in exchange for a cash payment of approximately $30.0404 per share (which is equal to $30.92 per share of Common Stock, plus interest and minus the amount of dividends paid on the Common Stock with record dates between June 18, 2003 and the settlement date (plus interest on those dividends)). Also on December 15, 2003, Security Capital settled under its previously reported forward contract with UBS AG, London Branch (the "UBS Forward Contract"). In accordance with the terms of the UBS Forward Contract, Security Capital delivered 4,200,000 shares of Common Stock, representing all of the shares of Common Stock subject to the UBS Forward Contract, to UBS AG, London Branch in exchange for a cash payment of approximately $30.0404 per share (which is equal to $30.92 per share of Common Stock, plus interest and minus the amount of dividends paid on the Common Stock with record dates between June 18, 2003 and the settlement date (plus interest on those dividends)). Finally, on December 16, 2003, Security Capital settled under its forward contract with JPMorgan Chase Bank, London Branch (the "JPMorgan Forward Contract"). In accordance with the terms of the JPMorgan Forward Contract, Security Capital delivered 3,906,667 shares of Common Stock, representing all of the shares of Common Stock subject to the JPMorgan Forward Contract, to JPMorgan Chase Bank in exchange for a cash payment of approximately $30.2158 per share (which is equal to $31.1355 per share of Common Stock, plus interest and minus the amount of dividends paid on the Common Stock with record dates between June 18, 2003 and the settlement date (plus interest on those dividends)).

         Upon settlement of these three previously reported forward sales contracts, none of the Reporting Persons owns any shares of Common Stock.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         As described in Item 4 above, on December 15, 2003 and December 16, 2003, Security Capital disposed of 4,080,000, 4,200,000 and 3,906,667 shares of Common Stock, respectively, pursuant to the transactions described in Item 4. Accordingly, none of the Reporting Persons beneficially owns any shares of Common Stock. As previously reported, pursuant to the Agreement Relating to Disposition of Shares, Security Capital had agreed to vote any shares of Common Stock that are subject to forward contracts and over which it had voting power in the same proportion as shares are voted by other shareholders of Regency. Because Security Capital no longer beneficially owns any shares of Common Stock, its voting obligations under the Agreement Relating to the Disposition of Shares have ceased.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The descriptions of the contracts, arrangements, understandings and relationships described above in the response to Item 4 are incorporated into this Item.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


Date:  December 16, 2003


                                    GENERAL ELECTRIC COMPANY

                                    By:  /s/ Kevin Korsh
                                         ---------------------------
                                         Name:  Kevin Korsh
                                         Title: Attorney-in-fact


                                    GENERAL ELECTRIC CAPITAL SERVICES, INC.

                                    By:  /s/ Kevin Korsh
                                         ---------------------------
                                         Name:  Kevin Korsh
                                         Title: Attorney-in-fact


                                    GENERAL ELECTRIC CAPITAL CORPORATION

                                    By:  /s/ Kevin Korsh
                                         ---------------------------
                                         Name:  Kevin Korsh
                                         Title: Attorney-in-fact


                                    GE CAPITAL INTERNATIONAL HOLDINGS
                                    CORPORATION

                                    By:  /s/ Kevin Korsh
                                         ---------------------------
                                         Name:  Kevin Korsh
                                         Title: Attorney-in-fact


                                    SECURITY CAPITAL GROUP INCORPORATED

                                    By:  /s/ Kevin Korsh
                                         ---------------------------
                                         Name:  Kevin Korsh
                                         Title: Attorney-in-fact

                                    SC CAPITAL INCORPORATED

                                    By:  /s/ Kevin Korsh
                                         ---------------------------
                                         Name:  Kevin Korsh
                                         Title: Attorney-in-fact


                                    SC REALTY INCORPORATED

                                    By:  /s/ Kevin Korsh
                                         ---------------------------
                                         Name:  Kevin Korsh
                                         Title: Attorney-in-fact


                                    SECURITY CAPITAL OPERATIONS INCORPORATED

                                    By:  /s/ Kevin Korsh
                                         ---------------------------
                                         Name:  Kevin Korsh
                                         Title: Attorney-in-fact


                                    SECURITY CAPITAL SHOPPING MALL BUSINESS
                                    TRUST

                                    By:  /s/ Kevin Korsh
                                         ---------------------------
                                         Name:  Kevin Korsh
                                         Title: Attorney-in-fact